EXHIBIT 99.6
Media release

23 June 2021
Rio Tinto partners with Schneider Electric to drive decarbonisation through circular and sustainable market ecosystem
LONDON – Rio Tinto, a leading global mining and metals company, and Schneider Electric, the leader in digital transformation of energy management and automation, have signed a memorandum of understanding (MoU) for a first of its kind collaboration to develop a circular and sustainable market ecosystem for both companies and their customers.
This multi-product partnership will see Schneider Electric use responsibly sourced materials produced by Rio Tinto. These include low-carbon aluminium and copper produced with renewable power, iron ore, and borates. Rio Tinto will utilise energy and industrial services from Schneider Electric, as the companies work together to develop digital platforms, technologies and solutions to be deployed across the metals and mining supply chain to drive further decarbonisation.
Rio Tinto Chief Commercial Officer Alf Barrios said: “This unique partnership will help accelerate decarbonisation and renewable energy solutions by combining low-carbon materials with cutting-edge digital technology. Working together will allow Rio Tinto and Schneider Electric to pursue opportunities beyond what is possible for either company on its own. This collaboration also opens doors to consider strategic initiatives such as expanding the use of artificial intelligence and predictive analytics to reduce downtime in our plants, digitization of our supply chains, and a host of other transformative technologies.”
Schneider Electric Executive Vice-President Industrial Automation, Barbara Frei said: “We are excited to work with Rio Tinto to develop clean and pioneering solutions to meet industrial decarbonisation challenges. As the world’s most sustainable corporation and a manufacturer with a global network of smart factories and smart distribution centres, Schneider Electric is on a mission to make industries of the future eco-efficient, agile, and resilient through open, software-centric industrial automation and sustainable energy solutions. This new partnership demonstrates that Rio Tinto is as passionate as we are about bridging progress and sustainability for all.”
The partnership will draw on Schneider Electric’s Energy as a Service expertise to evaluate the use of innovative solutions, including microgrids, to supply energy from low-carbon sources, and artificial intelligence and advanced analytics to help meet sustainability goals at Rio Tinto sites and throughout its supply chain.
Rio Tinto’s START traceability and transparency initiative, the first sustainability label for aluminium using blockchain technology, will be deployed with Schneider Electric to unlock value for customers, suppliers and partners. The companies will work to expand this transparency, offering START in combination with Schneider Electric’s EcoStruxure™ platform, an IoT system architecture that connects everything in an enterprise, from the shop floor to the top floor, to deliver enhanced safety, reliability, efficiency, and sustainability.
The companies will also partner to evaluate emerging innovation opportunities, such as the efficient production of critical materials for renewable technologies and advances in low-carbon, green steel manufacturing, both of which will play a significant long-term role in industrial decarbonisation.

Notes to editors

About Rio Tinto

Rio Tinto produces high-quality iron ore, copper, aluminium, and minerals that have an essential role in enabling the low-carbon transition.

We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 percent in the decade to 2020.

We have set 2030 targets to reduce our absolute emissions by 15% and our emissions intensity by 30% relative to our 2018 baseline. These targets are consistent with a 45% reduction in absolute emissions, relative to 2010 levels, and the Intergovernmental Panel on Climate Change (IPCC) pathways to 1.5°C. They are supported by our commitment to spend approximately $1 billion on emissions reduction initiatives over the first five years of the ten-year target period. In 2020, we set new Scope 3 emissions reduction goals to guide our partnership approach across our value chain.

Read more about our approach to climate change: www.riotinto.com/invest/reports/climate-change-report

About Schneider Electric

Schneider’s purpose is to empower all to make the most of our energy and resources, bridging progress and sustainability for all. We call this Life Is On.

Our mission is to be your digital partner for Sustainability and Efficiency.

We drive digital transformation by integrating world-leading process and energy technologies, endpoint to cloud connecting products, controls, software, and services, across the entire lifecycle, enabling integrated company management, for homes, buildings, data centres, infrastructure, and industries.

We are the most local of global companies. We are advocates of open standards and partnership ecosystems that are passionate about our shared Meaningful Purpose, Inclusive and Empowered values.

www.se.com

Media release Page 2 of 3

Contacts

Rio Tinto media.enquiries@riotinto.com Media Relations Matthew Klar T +1 514 608 4429 matthew.klar@riotinto.com	Schneider Electric global.pr@se.com
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com

Media release Page 3 of 3